SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 1.01	Entry into a Material Definitive Agreement

On October 16, 2014, Postmedia Network Canada Corp. (the “registrant”) and its subsidiary, Postmedia Network Inc., entered into a Revolving Credit Agreement with The Bank of Nova Scotia, as Administrative Agent and Collateral Agent, The Bank of Nova Scotia, as Lender, and Royal Bank of Canada, as Lender. A copy of the Revolving Credit Agreement is filed as Exhibit 99.1 to this report on Form 6-K.

On October 31, 2014, the registrant and its subsidiary, Postmedia Network Inc., entered into the First Supplemental Indenture with Computershare Trust Company of Canada, as Trustee and Computershare Trust Company of Canada, as Collateral Agent. A copy of the First Supplement Indenture is filed as Exhibit 99.2 to this report on Form 6-K.

Item 5.05	Amendments to the Registrant’s Code of Ethics, or Waiver of a Provision of the Code of Ethics

On October 24, 2014, the registrant amended its Code of Business Conduct and Ethics (the “Amended Code”). The Amended Code updates the prior Code to make certain administrative changes and add certain fraud provisions to ensure consistent and effective investigation, reporting and disclosure of fraud occurrences within or related to the registrant. A copy of the Amended Code is filed as Exhibit 99.3 to this report on Form 6-K.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

The documents listed below as Exhibits 99.1, 99.2 and 99.3 are being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1	Revolving Credit Agreement dated as of October 16, 2014.

Exhibit 99.2	First Supplemental Indenture dated as of October 31, 2014

Exhibit 99.3	Amended Code of Business Conduct and Ethics.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: November 12, 2014.

EXHIBIT INDEX

Exhibit 99.1	Revolving Credit Agreement dated as of October 16, 2014.

Exhibit 99.2	First Supplemental Indenture dated as of October 31, 2014

Exhibit 99.3	Amended Code of Business Conduct and Ethics.